SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                  FORM 6-K

                     Report of Foreign Private Issuer
                   Pursuant to Rule 13a-16 or 15d-16 of
                   the Securities Exchange Act of 1934

                        For the month of May, 2004

                      Commission File Number 1-10928

                        INTERTAPE POLMER GROUP INC.

          110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F _____   Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.     Yes_________       No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.



Date:  May 14, 2004		By: /s/Andrew M. Archibald
                                    Andrew M. Archibald, CA
                                    Chief Financial Officer, Secretary,
                                    and Vice President Administration

2004 FIRST QUARTERLY REPORT
INTERTAPE POLYMER GROUP (TM)
(LOGO)

May 13, 2004

This Management's Discussion and Analysis ("MD&A") supplements the consolidated financial statements and related notes for the three months ended March 31, 2004. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and is expressed in US dollars.

OVERVIEW

Intertape Polymer Group Inc. ("the Company" or "IPG") experienced a 5.5% increase in sales for the three months ended March 31, 2004 as compared to
the corresponding period in 2003.   Earnings for the three months ended
March 31, 2004 were $0.06 per share, both basic and diluted, as compared to earnings of $0.09 per share, both basic and diluted, for the same period in 2003.

The decrease in net earnings was primarily attributable to higher cost of sales as reflected in the current quarter's lower gross margin compared to the corresponding period in 2003.

Except as discussed under the caption "Gross Profit and Gross Margin" below, economic and industrial factors during the first quarter of 2004 were substantially unchanged from December 31, 2003.

RESULTS OF OPERATIONS

SALES

Sales for the first quarter of 2004 were $162.1 million, an increase of 5.5% over the first quarter of 2003 sales of $153.6 million. The increase includes revenues associated with the February 2004 acquisition of the duct and masking tape operations of tesa tape, inc. and the incremental sales associated with acquiring the remaining 50% interest in the Company's Portuguese joint venture in late June 2003.

Including the revenues associated with the tesa tape, inc. acquisition, the Company continues to believe that it can achieve 10% annual sales growth for calendar 2004.

GROSS PROFIT AND GROSS MARGIN

Gross profit for the first quarter of 2004 totaled $32.1 million at a gross margin of 19.8%, as compared to gross profit of $33.8 million for the first
quarter of 2003 at a gross margin of 22.0%.   The margin decline in the
first quarter of 2004 as compared to the first quarter of 2003 was due to several factors including raw material cost increases in polypropylene and natural rubber, changes in product mix, production interruptions at the Truro, Nova Scotia manufacturing facility related to inclement weather and production equipment repairs and unanticipated integration costs at the Columbia facility related to the acquired duct and masking tape operations of tesa tape, inc.

SELLING, GENERAL AND ADMINSTRATIVE EXPENSES

Selling, general and administrative expenses were $22.4 million for the first quarter of 2004, compared to $22.0 million for the first quarter of 2003. The increase in expenses resulting from recording stock-based compensation as well as the effects of including the remaining 50% interest in the Portuguese joint venture that was acquired at the end of June
2003 were offset by spending reductions in other areas, such as telecommunications, resulting in the first quarter's SG&A expenses being at the low end of the anticipated quarterly SG&A costs for 2004.

OPERATING PROFIT

Operating profit is not a financial measure under GAAP in Canada or the United States. The Company's Management uses operating profit to measure and evaluate the profit contributions of the Company's product offerings as well as the contribution by channel of distribution.

Operating profit (defined as gross profit less selling, general and administrative expenses) was $9.7 million for the first quarter of 2004, compared to $11.8 million for the first quarter of 2003. The 17.8% decrease in the first quarter of 2004 over the corresponding amount in 2003 was the result of the lower gross margin.

FINANCIAL EXPENSES

Financial expenses for the first quarter of 2004 were $6.8 million compared to $7.7 million in the first quarter of 2003, a 11.7% reduction. The year to year decrease in financial expenses is the result of substantial debt repayments in the second and third quarters of 2003. The common stock issuance in late September 2003 allowed the Company to repay $40.8 million in debt at the end of the third quarter of 2003.

EBITDA

A reconciliation of the Company's EBITDA, a non-GAAP financial measure, to GAAP net earnings is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings before income taxes, net earnings or cash from operating activities as determined by generally accepted accounting principles.

The Company defines EBITDA as net income before (i) income taxes;
(ii) financial expense; (iii) amortization of intangibles and capitalized software costs; and (iv) depreciation. Other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to cash flow from operating activities or as an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of IPG's performance between periods presented. In addition, the Company's covenants contained in the loan agreements with its lenders and noteholders require certain debt to EBITDA ratios be maintained, thus EBITDA is used by Management and the Company's lenders and noteholders in evaluating the Company's performance.

(in millions of US dollars)

                                               Three Months
Periods ended March 31,                   2004             2003
___________________________________   _____________    _____________
                                                  $                $
Net Earnings - As Reported                      2.3              2.9

  Add back (deduct):

  Financial expenses,
    net of amortization                         6.3              7.7

  Income taxes                                 (0.3)             0.3

  Depreciation and amortization                 7.1              6.7
                                      _____________    _____________
EBITDA                                         15.4             17.6
                                      _____________    _____________

NET EARNINGS

Net earnings for the first quarter of 2004 were $2.3 million or $0.06 per share, both basic and diluted, compared to net earnings of $2.9 million or $0.09 per share, both basic and diluted for the first quarter of 2003.

FINANCIAL POSITION

Trade receivables increased $10.0 million between December 31, 2003 and March 31, 2004. The increase is primarily due to the higher level of sales for the month of March 2004 compared to the month of December 2003. Aside from the trade receivables, other current assets were substantially unchanged between December 31, 2003 and March 31, 2004. Current liabilities increased by $28.9 million between December 31, 2003 and March 31, 2004.
As explained below, bank indebtedness increased in the first quarter of 2004 in order to fund capital expenditures and the tesa tape, inc. acquisition. Current instalments of long-term debt increased in the first quarter of 2004 due to note repayments scheduled for the first quarter of 2005.

Property, plant and equipment, net of accumulated depreciation and amortization, increased by $7.5 million in the first quarter of 2004 due to $5.8 million of capital expenditures and $7.2 million associated with the capital lease described in "Liquidity and Capital Resources" below. Goodwill increased $4.0 million during the first quarter of 2004 due to the tesa tape, inc. acquisition.

OFF-BALANCE SHEET ARRANGEMENTS

The Company maintains no off-balance sheet arrangements.

LIQUIDITY AND CAPITAL RESOURCES

Cash from operations before changes in non-cash working capital items was $8.6 million for the first quarter of 2004 compared to $9.9 million for the first quarter of 2003. Changes in non-cash working capital items required $2.3 million in cash flows for the three months ended March 31, 2004 compared to using $9.7 million in cash during the same three month period in 2003.

The improved cash flow from operating activities in the first quarter of 2004 compared to the first quarter of 2003 is the result of more effective management of payables to vendors.

Cash flows used in investing activities was $11.9 million in the first three months of 2004 compared to using $4.4 million in cash in the first three months of 2003. The increase in cash required for investing activities in 2004 was due to increased capital spending and the $5.5 million used to acquire the duct and masking tape operations of tesa tape, inc.

The Company increased total indebtedness during the three months ended March 31, 2004 by $5.7 million to finance investing activities in excess of cash flows from operations. Total indebtedness increased for the three months ended March 31, 2003 by $3.6 million for the same reason.

In 2003, the Company entered into a twenty year capital lease for the new Regional Distribution Center in Danville, Virginia. The lease commenced in January 2004. This non-cash transaction was valued at $7.2 million and is reflected in the March 31, 2004 consolidated balance sheet as an increase in property, plant and equipment and long-term debt.

BANK INDEBTEDNESS AND CREDIT FACILITIES

The Company maintains a $50.0 million revolving line of credit facility. When added with the cash on-hand and cash equivalents, cash and available credit totaled $24.5 million at March 31, 2004 compared to $32.6 million at December 31, 2003.

With respect to the first quarter of 2004, the Company cured a default under its long-term debt agreements with noteholders by obtaining an amendment to the fixed charge coverage ratio (EBITDA divided by Fixed Charges as defined) for 2004 and the first six months of 2005. Several of the Company's financial covenants under its long-term debt agreements and the credit agreement providing the revolving line of credit include ratios impacted by profitability. These ratios have escalations scheduled for the latter part of this year.

CURRENCY RISK

The Company is subject to currency risks through its Canadian and European operations. Changes in the exchange rates may result in decreases or increases in the foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk, as historically these risks have not been significant.

CHANGES IN ACCOUNTING POLICIES

In the fourth quarter of 2003, the Company adopted the fair value-based approach of the CICA's Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments." The Company adopted the new accounting rules effective January 1, 2003 on a prospective basis for options granted for years beginning in 2003. The first quarter of 2004 includes $70,000 of stock-based compensation expense compared to none in the corresponding period of 2003.

SUMMARY OF QUARTERLY RESULTS

A table of Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the end of this MD&A.

ADDITIONAL INFORMATION

Additional information relating to IPG, including its Annual Information Form is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the U.S.

FORWARD-LOOKING STATEMENTS

Certain statements and information set forth in this Quarterly Report, including statements regarding the business and anticipated financial performance of the Company, constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.

Among the factors that could cause actual results to differ from the forward-looking statements include, but are not limited to, inflation and general economic conditions, changes in the level of demand for the Company's products, competitive pricing pressures, general market trends, failure to achieve planned cost savings associated with consolidation, restrictions and limitations placed on the Company by its debt instruments, international risks including exchange rate fluctuations, trade disruptions, and political instability of foreign markets that we produce in or purchase materials from, and the availability and price of raw materials.

Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. These and other factors should be considered carefully and undue reliance should not be placed on forward-looking statements. The Company undertakes no duty to update its forward-looking statements, including its sales outlook.

This Quarterly Report contains certain non-GAAP financial measures, including operating profit and EBITDA. The Company has included these non-GAAP financial measures because it believes they provide investors with a more meaningful period-to-period comparison of the Company's performance. Further, EBITDA is used by IPG's Management, lenders and noteholders to evaluate the Company's performance. IPG has included in this Quarterly Report reconciliations of the non-GAAP financial measures to the most directly comparable GAAP measures as required by the Securities and Exchange Commission.

CONSOLIDATED QUARTERLY STATEMENTS OF EARNINGS

Three month periods ended
(in thousands of US dollars, except per share amounts)
(Unaudited)

__________________________________________________________________________________
                          March 31,    December 31,     September 30,     June 30,
                               2004            2003              2003         2003
                         __________  ______________   _______________  ___________
                                  $               $                 $            $
Sales                       162,100         157,682           159,798      150,249
Cost of sales               129,986         122,975           123,489      116,166
                         __________  ______________   _______________  ___________
Gross Profit                 32,114          34,707            36,309       34,083

Selling, general and
  administrative expenses    22,377          24,973            22,264       20,830
Impairment of goodwill
Research and development        962             212             1,080        1,086
Financial expenses            6,768           5,587             7,409        7,825
Manufacturing facility
  closure costs                               3,005
                         __________  ______________   _______________  ___________
                             30,107          33,777            30,753       29,741

Earnings(loss)before
  income taxes                2,007             930             5,556        4,342
Income taxes (recovery)        (284)         (4,244)             (643)         439
                         __________  ______________   _______________  ___________
Net earnings (loss)           2,291           5,174             6,199        3,903
                         __________  ______________   _______________  ___________

Earnings(loss)per share
Cdn GAAP - Basic - US $        0.06            0.13              0.18         0.12
Cdn GAAP - Diluted - US $      0.06            0.13              0.18         0.12
US GAAP - Basic - US $         0.06            0.13              0.18         0.12
US GAAP - Diluted - US $       0.06            0.13              0.18         0.12

Average number of shares
  outstanding
Cdn GAAP - Basic         40,971,739      40,870,426        35,302,174   33,832,527
Cdn GAAP - Diluted       41,528,581      41,225,776        35,397,800   33,912,232
US GAAP -Basic           40,971,739      40,870,426        35,302,174   33,832,527
US GAAP - Diluted        41,528,581      41,225,776        35,397,800   33,912,232



__________________________________________________________________________________
                          March 31,    December 31,     September 30,     June 30,
                               2003            2002              2002         2002
                         __________  ______________   _______________  ___________
                                  $               $                 $            $
Sales                       153,592         151,261           149,920      153,657
Cost of sales               119,793         121,764           120,632      119,713
                         __________  ______________   _______________  ___________
Gross Profit                 33,799          29,497            29,288       33,944

Selling, general and
  administrative expenses    21,982          23,462            21,109       20,454
Impairment of goodwill                       70,000
Research and development        894             480               926          796
Financial expenses            7,700           7,621             8,297        7,872
Manufacturing facility
  closure costs                                                 2,100
                         __________  ______________   _______________  ___________
                             30,576         101,563            32,432       29,122

Earnings(loss)before
  income taxes                3,223         (72,066)           (3,144)       4,822
Income taxes (recovery)         322         (13,292)             (357)         534
                         __________  ______________   _______________  ___________
Net earnings (loss)           2,901         (58,774)           (2,787)       4,288
                         __________  ______________   _______________  ___________

Earnings(loss)per share
Cdn GAAP - Basic - US $        0.09           (1.74)            (0.08)        0.13
Cdn GAAP - Diluted - US $      0.09           (1.74)            (0.08)        0.13
US GAAP - Basic - US $         0.09           (1.74)            (0.08)        0.13
US GAAP - Diluted - US $       0.09           (1.74)            (0.08)        0.13

Average number of shares
  outstanding
Cdn GAAP - Basic         33,821,074      33,821,074        33,701,307   33,622,896
Cdn GAAP - Diluted       33,821,497      33,821,074        33,701,307   34,249,454
US GAAP -Basic           33,821,074      33,821,074        33,701,307   33,622,896
US GAAP - Diluted        33,821,497      33,821,074        33,701,307   34,249,454


INTERTAPE POLYMER GROUP INC.
CONSOLIDATED EARNINGS
Three month periods ended
(in thousands of US dollars, except per share amounts)
(Unaudited)

______________________________________________________________________
                                                March 31,
                               _______________________________________
                                       2004                       2003
                               ____________               ____________
                                          $                          $

Sales                               162,100                    153,592
Cost of sales                       129,986                    119,793
                               ____________               ____________
Gross profit                         32,114                     33,799
                               ____________               ____________
Selling, general and
  administrative expenses            22,377                     21,982
Research and development                962                        894
Financial expenses                    6,768                      7,700
                               ____________               ____________
                                     30,107                     30,576
                               ____________               ____________
Earnings before income taxes          2,007                      3,223
Future income taxes (recovery)         (284)                       322
                               ____________               ____________
Net earnings                          2,291                      2,901
                               ____________               ____________
Earnings per share
     Basic                             0.06                       0.09
                               ____________               ____________
     Diluted                           0.06                       0.09
                               ____________               ____________


CONSOLIDATED RETAINED EARNINGS
Three month periods ended
(In thousands of US dollars)
(Unaudited)

______________________________________________________________________
                                                March 31,
                               _______________________________________
                                       2004                       2003
                               ____________               ____________
                                          $                          $
Balance, beginning of year           68,291                     50,113
Net earnings                          2,291                      2,901
                               ____________               ____________
Balance, end of period               70,582                     53,014
                               ____________               ____________
______________________________________________________________________

INTERTAPE POLYMER GROUP INC.
CONSOLIDATED BALANCE SHEETS
As at
(In thousands of US dollars)


__________________________________________________________________________________________
                                   March 31, 2004       March 31, 2003   December 31, 2003
                                      (Unaudited)          (Unaudited)           (Audited)
                                   ______________       ______________   _________________
                                                $                    $                   $
ASSETS
Current assets
  Trade receivables (net of
    allowance for doubtful
    accounts of $4,102 ($3,475
    in March 2003, $3,911
    in December 2003)                      99,320               93,221              89,297
  Other receivables                        11,364               10,554              11,852
  Inventories                              70,383               65,732              69,956
  Parts and supplies                       13,344               12,422              13,153
  Prepaid expenses                          6,820                6,784               7,924
  Future income taxes                       2,682                2,397               2,682
                                   ______________       ______________   _________________
                                          203,913              191,110             194,864
Property, plant and equipment             362,066              350,955             354,627
Other assets                               12,928               14,518              12,886
Future income taxes                         4,700                                    3,812
Goodwill                                  176,953              160,248             173,056
                                   ______________       ______________   _________________

                                          760,560              716,831             739,245
                                   ______________       ______________   _________________

LIABILITIES

Current liabilities
  Bank indebtedness                        18,922               17,405              13,944
  Accounts payable and accrued
    liabilities                           102,072               81,271              95,270
  Instalments on long-term debt            34,036               28,600              16,925
                                   ______________       ______________   _________________

                                          155,030              127,276             126,139
Long-term debt                            225,936              278,902             235,066
Other liabilities                             530                3,530                 530
Future income taxes                                              3,654
                                   ______________       ______________   _________________
                                          381,496              413,362             361,735
                                   ______________       ______________   _________________

SHAREHOLDERS' EQUITY

Capital stock and share purchase
  warrants                                287,811              239,185             286,841
Contributed surplus                         3,220                                    3,150
Retained earnings                          70,582               53,014              68,291
Accumulated currency translation
  adjustments                              17,451               11,270              19,228
                                   ______________       ______________   _________________

                                          379,064              303,469             377,510
                                   ______________       ______________   _________________

                                          760,560              716,831             739,245
                                   ______________       ______________   _________________

INTERTAPE POLYMER GROUP INC.
CONSOLIDATED CASH FLOWS
Three months ended
(In thousands of US dollars)
(Unaudited)

                                                  March 31, 2004              March 31, 2003
                                                  ______________              ______________
                                                               $                           $
OPERATING ACTIVITIES
Net earnings                                               2,291                       2,901
Non-cash items
  Depreciation and amortization                            7,123                       6,639
  Stock-based compensation expense                            70
  Future income taxes                                       (896)                        322
                                                 _______________              ______________
Cash flow from operations before changes in
  non-cash working capital items                           8,588                       9,862
                                                 _______________              ______________

Changes in non-cash working capital items

  Trade receivables                                      (10,085)                     (6,371)
  Other receivables                                          487                        (218)
  Inventories                                               (512)                     (3,847)
  Parts and supplies                                        (191)                        100
  Prepaid expenses                                         1,101                       1,147
  Accounts payable and accrued liabilities                 6,938                        (522)
                                                 _______________              ______________
                                                          (2,262)                     (9,711)
                                                 _______________              ______________
Cash flows from operating activities                       6,326                         151
                                                 _______________              ______________
INVESTING ACTIVITIES
Property, plant and equipment                             (5,820)                     (2,451)
Business acquisition                                      (5,500)
Other Assets                                                (563)                     (1,953)
                                                 ________________             ______________
Cash flows from investing activities                     (11,883)                     (4,404)
                                                 ________________             ______________
FINANCING ACTIVITIES
Net change in bank indebtedness                            4,933                       8,832
Issue of long-term debt                                      787
Repayment of long-term debt                                                           (5,265)
Issue of common shares                                       970
                                                 ________________             ______________
Cash flows from financing activities                       6,690                       3,567
                                                 ________________             ______________
Net increase (decrease) in cash position                   1,133                        (686)
Effect of currency translation
  adjustments                                             (1,133)                        686
                                                 _______________              ______________
Cash position, beginning and end of year                 $                           $
                                                 _______________              ______________

NOTE 1.

Basis of Presentation

In the opinion of Management the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Intertape Polymer Group Inc.'s ("IPG" or "the Company") financial position as at March 31, 2004 and 2003 and December 31, 2003 as well as its results of operations and its cash flows for the three months ended March 31, 2004 and 2003.

While Management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with IPG's annual consolidated financial statements.

These unaudited interim consolidated financial statements and notes follow the same accounting policies as the most recent annual consolidated financial statements.

NOTE 2.

Earnings per Share

The following table provides a reconciliation between basic and diluted earnings per share:

In thousands of US dollars
(Except per share amounts)

                                                      March 31,
For the three months ended                        2004         2003
__________________________________________ ___________  ___________
                                                     $            $
Net earnings applicable to common shares         2,291        2,901

Weighted average number of common shares
  outstanding                                   40,972       33,821

Effect of dilutive stock options(a)                557
__________________________________________ ___________  ___________

Weighted average number of diluted
  common shares outstanding                     41,529       33,821
                                           ___________  ___________

Basic earnings per share                          0.06         0.09
Diluted earnings per share                        0.06         0.09


a) Diluted earnings per share is calculated by adjusting outstanding shares, assuming any dilutive effects of stock options and warrants.


NOTE 3.

Accounting for Compensation Programs

As at March 31, 2004 the Company had a stock-based compensation plan, which is described in the Company's 2003 Annual Report. Under the transitional provisions prescribed by the the Canadian Institute of Chartered Accountants ("CICA"), the Company is prospectively applying the recognition provisions to awarded stock options issued in 2003 and thereafter. The transitional provisions of the CICA are similar to those of the US Financial Accounting Standards Board ("FASB"). The Company recorded a pre-tax charge of approximately $70,000 in selling, general and administration expenses. To determine the compensation cost, the fair value of stock options is recognized on a straight-line basis over the vesting periods. For stock options granted during the year ended
December 31, 2002, the Company is required to make pro forma disclosures of net earnings and basic and diluted earnings per share as if the fair value based method of accounting had been applied.

Accordingly, the Company's net earnings and basic and diluted earnings per share would have been decreased to the pro forma amounts indicated in the following table:


In thousands of US dollars
(Except per share amounts)

                                                        March 31,
For the three months ended                       2004               2003
________________________________________   __________          _________
                                                    $                  $
Net earnings                                    2,291              2,901
Add (deduct):  Stock-based employee
  compensation expense included in
  reported net earnings                            70                  -

Total stock-based employee compensation
  expense determined under fair value
  based method                                   (263)              (207)
                                            _________          _________
Pro Forma net earnings                          2,098              2,694
                                            _________          _________
Earnings per share:
  Basic - as reported                            0.06               0.09
  Based - pro forma                              0.05               0.08
  Diluted - as reported                          0.06               0.09
  Diluted - pro forma                            0.05               0.08


NOTE 4.

Capital Stock

During the three months ended March 31, 2004, 115,125 common shares at a value of $970,000 were issued to employees who exercised stock options.

The Company's shares outstanding as at March 31, 2004 and December 31, 2003 were 41,060,001 and 40,944,876, respectively.

Average number of common shares outstanding

                                                        March 31,
For the three months ended                       2004               2003
________________________________________   __________          __________
CDN GAAP - Basic                           40,971,739          33,821,074
CDN GAAP - Diluted                         41,528,581          33,821,497
U. S. GAAP - Basic                         40,971,739          33,821,074
U. S. GAAP - Diluted                       41,528,581          33,821,497

NOTE 5.

Financial Expenses

                                                        March 31,
For the three months ended                       2004               2003
________________________________________   __________          __________
                                                    $                   $
Interest on long-term debt                      5,911               7,053
Interest on credit facilities                     371                 218
Other                                             636                 579
Interest capitalized to property, plant
  and equipment                                  (150)               (150)
                                           __________          __________
                                                6,768               7,700
                                           __________          __________

NOTE 6.

Business Acquisition

In February 2004, the Company purchased for a cash consideration of $5.5 million plus contingent consideration (dependent on business retention), assets relating to the masking and duct tape operations of tesa tape, inc. ("tesa"). At the same time, the Company finalized its three-year agreement to supply duct tape and masking tape to tesa. The purchase was accounted for as a business combination and, accordingly, the purchase method of accounting was used. The purchase price was allocated to the assets purchased based on their estimated fair values as at the date of acquisition and includes $4.0 million of goodwill. Any contingent consideration paid will be recorded as an increase in goodwill.

NOTE 7.

Capital Lease

During 2003, the Company entered into a twenty year lease agreement for a warehouse facility. The lease commenced in January 2004 and has been accounted for as a capital lease. The value of the building and the related capital lease obligation recorded were approximately $7.2 million.

Information Request Form

I would like to o receive or o continue receiving financial information on Intertape Polymer Group.

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Please Fax a copy of this page to:
The Secretary
Intertape Polymer Group Inc.
Fax: 941-727-3798

110E Montee de Liesse
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www.intertapepolymer.com
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

  Form 52-109FT2 - Certification of Interim Filings during Transition Period


I, Melbourne F. Yull, Chairman of the Board and Chief Executive Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., (the "Issuer") for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: May 14, 2004


/s/Melbourne F. Yull
Melbourne F. Yull
Chairman of the Board and Chief Executive Officer

  Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Andrew M. Archibald, Chief Financial Officer, Secretary and Vice President Administration of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., (the "Issuer") for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: May 14, 2004



/s/Andrew M. Archibald
Andrew M. Archibald
Chief Financial Officer,
Secretary and Vice President Administration